Exhibit 99.2

TRANSITION THERAPEUTICS INC.

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting will be held on December 8, 2008 (the “Meeting”)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.      Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.      If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.      This proxy should be signed in the exact manner as the name appears on the proxy.

4.      If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.      The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.      The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7.      This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

8.      This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 pm, Eastern Time, on December 4, 2008.

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Appointment of Proxyholder
I/We being holder(s) of Transition Therapeutics Inc. (the “Corporation”) hereby appoint: Dr. Tony Cruz, or failing him, Louis Alexopoulos	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of the Corporation to be held at 4:00 p.m. on Monday, December 8, 2008 at MaRS Discovery District, MaRS Centre, South Tower, 101 College St., Main Floor, Rm CR3, Toronto,ON and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	FOR	Withhold
1. Election of Directors
Management recommends that you vote FOR all of the nominees listed below: Mr. Michael Ashton; Mr. Paul Baehr; Dr. Tony Cruz; Mr. Christopher M. Henley; and Dr. Gary W. Pace.	☐	☐
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	FOR	Withhold

2. Reappointment of Auditors
The Board of Directors has proposed that PricewaterhouseCoopers LLP be reappointed as the Corporation’s independent auditors for the year ending June 30, 2009 and that the Board of Directors be authorized to fix the auditors’ remuneration.	☐	☐

	FOR	Against

3. Approval of Stock Option Plan
Management recommends that you vote FOR the resolution approving the unallocated stock options and the continuing ability of the Corporation to grant stock options until December 7, 2011.	☐	☐

	FOR	Against	Fold

4. Stock Option Plan Amendments
Management recommends that you vote FOR the ordinary resolution approving the amendments to the Corporation’s stock option plan, as set out in the information circular dated October 31, 2008.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report - Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.